Exhibit 21.1

List of Subsidiaries

	Name	Place of Incorporation
1.	Montage Semiconductor Holdings Company Limited	Cayman Islands
2.	Montage Technology Holdings Company Limited	Cayman Islands
3.	Montage Technology, Inc.	USA
4.	Montage Semiconductor Hong Kong Company Limited	Hong Kong
5.	Montage Technology Hong Kong Limited	Hong Kong
6.	Montage Technology Company Limited	Hong Kong
7.	Montage Technology (Taiwan) Co., Ltd.	Taiwan
8.	Montage Technology (Shanghai) Co., Ltd.	PRC
9.	Montage Semiconductor (Shanghai) Co., Ltd.	PRC
10.	Suzhou Montage Microelectronic Technology Co., Ltd.	PRC